Nasdaq Regulation

Nasdaq

Arnold Golub
Vice President
Deputy General Counsel

June 21, 2021

By Electronic Mail
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on June 21, 2021 The Nasdaq Stock Market (the "Exchange") received from Coliseum Acquisition Corp. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Units, each consisting of one Class A ordinary share, $0.001 par value, and one-third of one redeemable warrant

Class A Ordinary shares included as part of the units

Redeemable warrants included as part of the units, each whole warrant exercisable for one ordinary share at an exercise price of $11.50

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,